[Keefe, Bruyette & Woods Letterhead]

March 26, 2015

Via FAcsimile and Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Poage Bankshares, Inc. Registration Statement on Form S-1 (Commission File No. 333-201027) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Poage Bankshares, Inc. in requesting that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that it will become effective at 4:00 p.m. Eastern time on March 31, 2015, or as soon thereafter as may be practicable.

Very Truly Yours,

Keefe, Bruyette & Woods, Inc.

/s/ Harold T. Hanley, III

Name: Harold T. Hanley, III

Title: Managing Director